ELDORADO GOLD CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1

IDENTITY OF COMPANY

1.1

Name and Address of Company

Eldorado Gold Corporation (“Eldorado”)

1188 – 550 Burrard Street

Bentall 5

Vancouver, BC  V6C 2B5

1.2

Executive Officer

Earl W. Price

Chief Financial Officer

Telephone: 604-687-4018

ITEM 2

DETAILS OF ACQUISITION

2.1

Nature of Business Acquired

Frontier Pacific Mining Corporation (“Frontier”) is a mining company engaged in the mining and exploration for, and development of, gold and uranium deposits in Greece, Peru and Columbia.  Through its subsidiary, Frontier owns the Perama Hill gold project in northeastern Greece.  Frontier also holds interests in the Macusani Uranium concession in southeastern Peru and the Taraira Gold concession in southeastern Columbia.

2.2

Date of Acquisition

July 7, 2008.

2.3

Consideration

Pursuant to Eldorado’s offer (the “Offer”) to acquire all of the outstanding common shares of Frontier (the “Shares”), as set forth in the Offer and Circular dated May 9, 2008, as amended, Eldorado acquired beneficial ownership of 162,308,255 Shares, representing approximately 93.1% of the outstanding Shares.  Together with the 4,871,300 Shares owned by Eldorado prior to the Offer, Eldorado now owns 167,179,555 Shares representing approximately 95.89% of the outstanding Shares.  Eldorado has sent a Notice of Compulsory Acquisition dated July 15, 2008 to the holders of Shares not tendered to the Offer, and expects to complete the compulsory acquisition of Shares not tendered to the Offer on September 16, 2008.

Shareholders of Frontier received 0.1220 common shares of Eldorado, $0.0001 in cash and one exchange receipt (“Exchange Receipt”) for each Share.  Subject to the terms of an exchange receipt indenture dated July 4, 2008, each Exchange Receipt entitles the holder thereof to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint

Ministerial Resolution is issued in Greece by the Joint Ministerial Council, comprised of the Ministries of the Environment, Agriculture, Culture, Development and Heath, accepting the Environmental Terms of Reference drafted by the Ministry of Environment in respect of Frontier’s Perama Hill project.

2.4

Effect on Financial Position

Other than as described below, Eldorado does not have any current plans for material changes in its business affairs or the affairs of Frontier which may have a significant effect on Eldorado’s results of operations and financial position.

Integration of Frontier Operations

Eldorado has begun to conduct a detailed review of Frontier and its assets, corporate structure, operations and policies to determine what changes would be desirable in light of such review and the circumstances which then exist.  Eldorado intends to integrate Frontier’s operations into its own operations as soon as possible after Eldorado has acquired 100% of the Shares.

Change in Composition of the Board of Directors and Management

Pursuant to a transaction and support agreement between Eldorado and Frontier dated June 17, 2008, Frontier agreed to use reasonable efforts to secure the resignations of the then current directors and to enable Eldorado’s nominees to be elected.  On July 7, 2008, all of the directors and officers of Frontier resigned and were, in the case of the directors, replaced by three nominees of Eldorado, being Paul N. Wright, who was also appointed as President and Chief Executive Officer, Earl W. Price, who was also appointed as Chief Financial Officer, and Dawn L. Moss, who was also appointed as Corporate Secretary.  Norm S. Pitcher was appointed as Chief Operating Officer.

2.5

Prior Valuations

Not applicable.

2.6

Parties to Transaction

Prior to the acquisition, Frontier was not an informed person, associate or affiliate of Eldorado.

2.7

Date of Report

September 15, 2008.

ITEM 3

FINANCIAL STATEMENTS

The following financial statements are incorporated, and form part of, this Business Acquisition Report, and are attached hereto as Schedule “A”:

1.

Pro forma financial statements dated June 30, 2008.

The financial statements listed below are incorporated by reference, and form part of, this Business Acquisition Report, and are available on Eldorado’s and Frontier’s respective SEDAR profiles at www.sedar.com:

1.

Audited consolidated financial statements of Eldorado dated March 27, 2008 (for the years ended December 31, 2007 and 2006);

2.

Audited consolidated financial statements of Eldorado dated March 22, 2007 (for the years ended December 31, 2006 and 2005);

3.

Unaudited consolidated financial statements of Eldorado for the six months ended June 30, 2008;

4.

Unaudited consolidated financial statements of Eldorado for the six months ended June 30, 2007;

5.

Audited consolidated financial statements of Frontier dated April 24, 2008 (for the years ended December 31, 2007 and 2006);

6.

Audited consolidated financial statements of Frontier dated April 25, 2007 (for the years ended December 31, 2006 and 2005);

7.

Unaudited consolidated financial statements of Frontier dated for the six months ended June 30, 2008; and

8.

Unaudited consolidated financial statements of Frontier for the six months ended June 30, 2007.

DATED at Vancouver, British Columbia this 15th day of September 2008.

By _/s/ Dawn L. Moss

Dawn L. Moss

Corporate Secretary

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008.  Such factors include, amongst others, the following:  gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008.  Eldorado does not expect to update forward-looking statements continually as conditions change and the reader is referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

SCHEDULE “A”

Pro Forma Financial  Statements

(See Attached)

Unaudited pro forma consolidated financial statements

June 30, 2008

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada   V6C 2B5

Phone:   (604) 687-4018

Fax:       (604) 687-4026

Toronto Stock Exchange:      ELD

American Stock Exchange:   EGO

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Balance Sheet

June 30, 2008

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Eldorado Gold	Frontier Pacific		Pro forma	Pro forma
	Corporation	Mining Corp	Note 4	adjustments	consolidated

ASSETS
Current assets
Cash and cash equivalents	$ 96,376	$ 11,766	(a)(b)(c)(d)	$ (2,836)	$ 105,306
Short term investments	-	55			55
Restricted cash	60,000	-			60,000
Marketable securities	5,636	559			6,195
Accounts receivable and other	26,457	520	(d)	(5,112)	21,865
Inventories	61,797	-			61,797
Derivative contract	1,478	-			1,478
	251,744	12,900		(7,948)	256,696
Restricted cash	8,300	8	(d)	(8)	8,300
Mining interests	404,428	31,731	(a) (d)	172,338	608,497
Other	2,238	858	(d)	(858)	2,238
	$ 666,710	$ 45,497		$ 163,524	$ 875,731

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 54,446	$ 2,463	(d)	$ (103)	$ 56,806
Debt - current	60,380	-			60,380
Current portion of asset retirement obligations	1,151	-			1,151
Current portion of future income taxes	494	-			494
	116,471	2,463		(103)	118,831
Debt - long-term	139	-			139
Contractual severance obligations	1,220	-			1,220
Asset retirement obligations	6,517	-			6,517
Future income taxes	30,480	5,243	(d)	43,213	78,936
	154,827	7,706		43,110	205,643

NON-CONTROLLING INTEREST	5,007	-			5,077

SHAREHOLDERS' EQUITY
Share capital	760,219	65,825	(b) (d)	94,080	920,124
Contributed surplus	16,165	992	(b) (c) (d)	(992)	16,165
Accumulated other comprehensive income (loss)	1,776	167	(d)	(1,867)	76
Deficit	(271,284)	(29,193)	(c) (d)	29,193	(271,284)
	506,876	37,791		120,414	665,081
	$ 666,710	$ 45,497		$ 163,524	$ 875,731

Approved on behalf of the Board of Directors

             (Signed) Donald Shumka        Director                          (Signed) Paul N. Wright        Director

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Statement of Operations

For the six months ended June 30, 2008

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Eldorado Gold	Frontier Pacific	Pro forma
	Corporation	Mining Corp	consolidated

Revenue
Gold sales	$ (148,734)	-	$ 148,734
Interest and other income	6,313	285	6,598
	155,047	285	155,332
Expenses
Operating costs	42,796	-	42,796
Depletion, depreciation and amortization	12,336	23	12,359
General and administrative	19,731	8,418	28,149
Exploration	4,863	31	4,894
Mine standby costs	2,433	-	2,433
Accretion of asset retirement obligation	266	-	266
Foreign exchange (gain) loss	(832)	368	(464)
Gain on disposal of assets	(24)	-	(24)
Interest and financing costs	1,870	-	1,870
Unrealized loss on derivative contract	1,478	-	1,478
	84,917	8,840	93,757

Earnings (loss) before income taxes and other items	70,130	(8,555)	61,575

Income tax (expense) recovery
Current	(14,079)	-	(14,079)
Future	(5,152)	100	(5,052)
	(19,231)	100	(19,131)

Non-controlling interest	(5,007)	-	(5,007)

Net earnings (loss) for the period	$ 45,892	$ (8,455)	$ 37,437

Weighted average number of shares
outstanding (thousands of shares)
Basic weighted average number of common
shares outstanding	344,827		365,337

Diluted weighted average number of common
shares outstanding	346,230		366,740

Net earnings per share
Basic - US$	$ 0.13		$ 0.10
Diluted - US$	$ 0.13		$ 0.10

Basic - Cdn$	$ 0.13		$ 0.10
Diluted - Cdn$	$ 0.13		$ 0.10

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Eldorado Gold	Frontier Pacific	Pro forma
	Corporation	Mining Corp	consolidated

Revenue
Gold sales	$ 179,302	$ -	$ 179,302
Interest and other income	9,397	764	10,161
	188,699	764	189,463
Expenses
Operating costs	72,691	-	72,691
Depletion, depreciation and amortization	20,041	92	20,133
General and administrative	26,798	2,025	28,823
Exploration	11,634	10	11,644
Mine standby costs	6,575	-	6,575
Accretion of asset retirement obligation	604	-	604
Foreign exchange gain	(4,658)	(209)	(4,867)
Gain on disposal of assets	(3,823)	-	(3,823)
Interest and financing costs	3,415	-	3,415
Unrealized gain on derivative contract	(2,083)	-	(2,083)
	131,194	1,918	133,112

Earnings (loss) before income taxes	57,505	(1,154)	56,351

Income tax expense
Current	(4,823)	-	(4,823)
Future	(17,261)	(3,250)	(20,511)
Net earnings (loss) for the year	$ 35,421	$ (4,404)	$ 31,017

Weighted average number of shares
outstanding (thousands of shares)
Basic weighted average number of common
shares outstanding	343,194		363,704

Diluted weighted average number of common
shares outstanding	344,621		365,131

Net earnings per share
Basic * US$	$ 0.10		$ 0.09
Diluted * US$	$ 0.10		$ 0.08

Basic - Cdn$	$ 0.11		$ 0.10
Diluted * Cdn$	$ 0.11		$ 0.09

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

1.

Basis of presentation

The unaudited pro forma consolidated balance sheet of Eldorado Gold Corporation (“Eldorado” or “the Company”) as at June 30, 2008 and unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2008 and for the year ended December 31, 2007 have been prepared by management of Eldorado in accordance  with Canadian generally accepted accounting principles (“Canadian GAAP”) for illustrative purposes only, to show the effect of the acquisition of all of the outstanding common shares of Frontier Pacific Mining Corporation (“Frontier”) which is more fully described in Note 3.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)

An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Eldorado as at June 30, 2008 and the unaudited consolidated balance sheet of Frontier as at June 30, 2008 translated to US dollars using the June 2008 month rate which was US$1.00 = CA$1.0197.

b)

An unaudited pro forma consolidated statement of operations for the six months ended June 30, 2008 combining:

i)

the unaudited consolidated statement of operations of Eldorado for the six months ended June 30, 2008 and

ii)

the unaudited consolidated statement of operations of Frontier for the six months ended June 30, 2008 translated to US dollars at the six month average rate as at June 30, 2008 which was US$1.00 = CA$1.0070.

c)

An unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 combining:

i)

the audited consolidated statement of operations of Eldorado for the year ended December 31, 2007 and

ii)

the audited consolidated statement of operations of Frontier for the year ended December 31, 2007 translated to US dollars using the annual rate as at December 31, 2007 which was US$1.00 = CA$1.0748.

The unaudited pro forma consolidated balance sheet as at June 30, 2008 has been prepared as if the transaction described in Note 3 had occurred on June 30, 2008. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2007.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Eldorado which would have actually resulted had the

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

1.    Basis of presentation (continued)

transactions been effected on the dates indicated. Actual amounts recorded once the transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma consolidated financial statement information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes of Eldorado and Frontier referred to above.

2.

Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Eldorado’s audited consolidated financial statements for the year ended December 31, 2007. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Frontier accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after completion and integration of the acquisition.

3.

Acquisition

Eldorado filed an Offer and Circular dated May 9, 2008, as amended, to acquire all of the outstanding common shares of Frontier. Under the terms of the Offer, each Frontier common share was exchanged for 0.122 common share of Eldorado, CA$0.0001 in cash and one exchange receipt (“Exchange receipt”). Each Exchange Receipt entitles the holder therefore to receive an additional 0.008 Eldorado common share if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council, comprised of the Ministries of the Environment, Agriculture, Development and Health, accepting the Environmental Terms of Reference drafted by the Ministry of Environment in respect of Frontier’s Perama Hill project.

Eldorado held 4,871,300 common shares or 2.85% of the issued and outstanding share capital of Frontier as at June 30, 2008. This transaction has been accounted for as an asset acquisition because Frontier is still in the development stage.

The unaudited pro forma consolidated financial statements assume that the cost of acquisition will comprise the fair value of Eldorado shares issued, based on the deemed issuance of 20,510,134 Eldorado shares at CA$7.95 (US$7.79) per share, the cost of Frontier common shares previously acquired of $3.41 million, cash of $16 plus Eldorado’s transaction costs of $2.76 million, for a total consideration of $166.1 million. The price of Eldorado’s common shares was calculated based on the share price on July 7, 2008, which is the date Eldorado issued shares in connection with this acquisition, on the Toronto Stock Exchange.  No value was assigned to the Exchange Receipts as Eldorado considers highly unlikely that the condition for their exchange into Eldorado shares will be met.

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

3.    Acquisition (continued)

Eldorado has not yet determined the fair value of all of the identifiable assets and liabilities acquired. Therefore, the excess of purchase consideration over the book values of Frontier’s assets and liabilities has been included in mining interests with a corresponding estimated increase in future income taxes.  Eldorado is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income taxes arising upon the acquisition will be determined. This process will primarily comprise the allocation of the fair value of the purchase consideration between the mining interests owned by Frontier and the calculation of future tax liabilities relating thereto.

Purchase price

20,510,134	common shares of shares of Eldorado (1)	$ 159,905
Cash consideration		16
Cost of shares previously acquired		3,412
Transaction costs		2,754
		$ 166,087

Net assets acquired
Current assets		$ 12,834
Other assets		0
Mining interests		204,069
Liabilities		(2,360)
Future income taxes		(48,456)
		$ 166,087

 (1) Consisting of 166,215,854 Frontier shares outstanding net of 4,871,300 Frontier shares already owned by Eldorado, 1,350,000 options which were settled in cash in accordance with a support agreement between Eldorado and Frontier (“the support agreement”) and 1,900,000 Frontier options outstanding and exercisable at the time of the transaction.

4.

Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet.

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Frontier had occurred on June 30, 2008:

a)

A reduction of cash and cash equivalents of approximately $2.77 million to record the transaction costs and cash consideration at the date of acquisition.

b)

An increase of cash and cash equivalents and Frontier share capital for the exercise of 1,900,000 Frontier options outstanding at the time of the transaction for cash proceeds of approximately $522.

c)

A reduction of cash and cash equivalents for the settlement of 1,350,000 Frontier options in accordance with the support agreement of approximately $588.

d)

To record the acquisition of Frontier at a purchase price of $166.1 million.

ELDORADO GOLD CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

4.    Pro forma assumptions and adjustments (continued)

Pro forma adjustments to consolidated statements of operations.

No adjustments have been made to the unaudited pro forma consolidated statements of operations as the excess purchase price was allocated to mining interests that are not in production.

5.

Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2007.

Basic earnings per share	Six months ended June 30, 2008	Year ended December 31, 2007

Weighted average number of Eldorado shares outstanding	344,827	343,194
Adjustment to reflect acquisition of Frontier	20,510	20,510

Pro forma weighted average number of shares outstanding	365,337	363,704

Pro forma adjusted net earnings	$ 37,437	$ 31,017
Pro forma adjusted basic earnings per share	$ 0.10	$ 0.09

Diluted earnings per share	Six months ended June 30, 2008	Year ended December 31, 2007

Pro forma weighted average number of shares outstanding	365,337	363,704
Dilutive impact of stock options	1,403	1,427

Pro forma weighted average number of shares outstanding - diluted	366,740	365,131

Pro forma adjusted net earnings	$ 37,437	$ 31,017

Pro forma adjusted basic earnings per share - diluted	$ 0.10	$ 0.08